Alvin O'Neal

Alvin O'Neal, 31, is co-founder and Technical Lead of Daplie, Inc., as well as a board member. He is a senior software engineer of over 10 years, wedding DJ, and artisan. He directs product vision and provides technical and soft expertise in the areas of software engineering, hardware engineering, and user experience design. After studying Computer Science, Information Technology, and HCI/UXD at BYU, AJ took on the role of lead software developer at SpotterRF and built and managed a team of 6 software engineers before becoming a freelance consultant while doing the groundwork for what today has become Cloud by Daplie. He is a technophobic technologist, accepting only the best of technology and that serves to enrich the human experience and lives in Provo, UT.